

Mailstop 3233

June 8, 2017

Via E-mail
Ms. Karri R. Callahan
Chief Financial Officer
RE/MAX Holdings, Inc.
5075 South Syracuse Street
Denver, CO 80237

> **Re: RE/MAX Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 8-K**
> **Filed May 4, 2017**
> **File No. 001-36101**

Dear Ms. Callahan:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 4, 2017

Exhibit 99.1

Non-GAAP Financial Measures

1.   We note your presentation of Adjusted EBITDA and the reasons why management believes the non-GAAP measure is useful to investors. Please revise your disclosure in future filings to provide an explanation as to why management believes each specific non-GAAP measure provides useful information to investors. Reference is made to Item 10(e)(i)(C) of Regulation S-K. This comment should also be applied to your quarterly earnings presentation posted on your website. In addition, please tell us, and revise your

disclosure to address, why you have decided to present your Adjusted net income and related per share measures on a gross basis as it relates to the noncontrolling interest.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities